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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13D-2(a)


                           CAI WIRELESS SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   12476P 20 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               CHARLES T. CANNADA
                  Senior Vice President, Corporate Development
                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               P. Bruce Borghardt
                               MCI WORLDCOM, Inc.
                            10777 Sunset Office Drive
                                    Suite 330
                            St. Louis, Missouri 63127
                                 (314) 909-4100

                     MAY 30, 1999 (SEE ITEMS 4 AND 5 HEREIN)
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                              (Page 1 of 38 Pages)


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

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 2 OF 38 PAGES


  1       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                MCI WORLDCOM, INC. 58-1521612
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                         (b) [ ]
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  3       SEC USE ONLY

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  4       SOURCE OF FUNDS*
                                        WC & BK
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT  [ ]
          TO ITEM 2(d) OR 2(e)
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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                        GEORGIA
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NUMBER OF       7     SOLE VOTING POWER
 SHARES                                  8,284,425 (SEE ITEM 5)
              ------------------------------------------------------------------
BENEFICIALLY    8     SHARED VOTING POWER
 OWNED BY                                0
              ------------------------------------------------------------------
   EACH         9     SOLE DISPOSITIVE POWER
REPORTING                                8,284,425 (SEE ITEM 5)
              ------------------------------------------------------------------
PERSON WITH    10     SHARED DISPOSITIVE POWER
                                         0
              ------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8,284,425 SHARES OF COMMON STOCK (SEE ITEM 5)
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
          SHARES*
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     48.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
                                      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 3 OF 38 PAGES

ITEM 1.   SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, par value $0.01 per share (the "Shares"), of CAI Wireless Systems, Inc. ("CAI"), a Connecticut corporation. The principal executive offices of CAI are located at 18 Corporate Woods Boulevard, Albany, New York 12211.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(c), (f) The name, state of incorporation and business address of the person filing this statement is

          MCI WORLDCOM, Inc., a Georgia corporation
          500 Clinton Center Drive, Clinton, MS 39056, U.S.A.

     MCI WORLDCOM, Inc., a Georgia corporation ("MCI WorldCom" or the "Purchaser"), is one of the largest telecommunications companies in the United States, serving local, long distance and Internet customers domestically and internationally. MCI WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers through its networks of primarily fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

     The Purchaser is one of the first major facilities-based telecommunications companies with the capability to provide consumers and businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, the Purchaser provides telecommunications products and services including: switched and dedicated long distance and local products, dedicated and dial-up Internet access, wireless services, 800 services, calling cards, private lines, broadband data services, debit cards, conference calling, messaging and mobility services, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to asynchronous transfer mode-based backbone service, Web server hosting and integration services, dial-up networking services and interconnection via Network Access Points to Internet service providers.

     Information relating to the directors and executive officers of the Purchaser is contained in Appendix A attached hereto and is incorporated herein by reference.

     (d) and (e) Neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Purchaser obtained and will obtain the funds for the purchase of the Shares of CAI described herein from its cash on hand and from borrowings under its commercial paper program and a related credit facility. A description of the terms and conditions of the agreements to acquire such Shares is contained in Items 4 and 6 hereof, which descriptions are incorporated herein by reference. The credit facility was not established specifically to fund the acquisition of the Shares. The facility is a $7 billion 364-Day Revolving Credit Agreement and Term Loan Agreement (the "Facility C Loans") (the "Credit Facility"). There are no unusual or material conditions to be satisfied prior to drawdown under the Credit Facility. The parties to the Credit Facility are the Purchaser and NationsBank, N.A. (Arranging

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 4 OF 38 PAGES

Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named in the 364-Day Revolving Credit and Term Loan Agreement dated August 6, 1998. The Credit Facility provides liquidity support for the Purchaser's commercial paper program and is used for other general corporate purposes. The Facility C Loans have a 364-day term, which may be extended for up to two successive 364-day terms thereafter to the extent of the committed amounts from those lenders consenting thereto, with a requirement that lenders holding at least 51% of the committed amounts consent. Additionally, effective as of the end of such 364-day term, the Purchaser may elect to convert up to $4 billion of the principal debt outstanding under the Facility C Loans from revolving loans to term loans with a maturity date no later than one year after the conversion.

     The Credit Facility bears interest payable in varying periods, depending on the interest period, not to exceed six months, or, with respect to any Eurodollar Rate borrowing, 12 months if available to all lenders, at rates selected by the Purchaser under the terms of the Credit Facility, including a Base Rate or Eurodollar Rate, plus the applicable margin. The applicable margin for the Eurodollar Rate borrowing varies from 0.225% to 0.450% as to Facility C Loans based upon the better of certain debt ratings. The Credit Facility is unsecured but includes a negative pledge of the assets of the Purchaser and its subsidiaries (subject to certain exceptions). The Credit Facility requires compliance with a financial covenant based on the ratio of total debt to total capitalization, calculated on a consolidated basis. The Credit Facility requires compliance with certain operating covenants which limit, among other things, the incurrence of additional indebtedness by the Purchaser and its subsidiaries, sales of assets and mergers and dissolutions, which covenants are generally less restrictive than those contained in the prior credit facilities and which do not restrict distributions to shareholders, provided the Purchaser is not in default under the Credit Facility. The Facility C Loans are subject to annual commitment fees not to exceed 0.12% of any unborrowed portion of the facility.

     This description of the Credit Facility is a summary only and is not intended to be a complete description of the all of the terms thereof. Reference is made to the full text thereof, copies of which are filed as exhibits hereto and incorporated by reference herein.

     The Purchaser currently plans to repay borrowings under the Credit Facility out of operating cash flow and future financings, although the Purchaser has no current specific plan with respect thereto. Such decisions when made will be based on the Purchaser's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

ITEM 4.   PURPOSE OF TRANSACTION

     The Purchaser entered into two separate purchase and sale agreements with respect to the Shares. One purchase and sale agreement is between the Purchaser and certain sellers (the "First Agreement Parties"), dated as of March 23, 1999 (the "First Agreement"). Under the First Agreement, on June 4, 1999, following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on May 30, 1999, the Purchaser acquired from the First Agreement Parties, among other securities already purchased under the First Agreement, 8,284,425 Shares. The other purchase and sale agreement is between Purchaser and certain sellers (the "Second Agreement Parties"), dated as of March 23, 1999 (the "Second Agreement"). Under the Second Agreement, the Purchaser has agreed, subject to certain material conditions, to purchase from the Second Agreement Parties, among other securities, 2,270,715 Shares. The purchase price for the shares under these agreements is less than the $28 price per share in the merger, described below. See Item 6 for a description of the terms of these agreements. Copies of the First Agreement and Second Agreement are attached hereto as Exhibits to this Schedule 13D and are incorporated herein by reference.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 5 OF 38 PAGES

     On April 26, 1999, CAI and the Purchaser and Cardinal Acquisition Subsidiary, Inc., a Connecticut corporation and wholly-owned subsidiary of the Purchaser ("Acquisition"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), a copy of which is attached as an exhibit hereto and hereby expressly incorporated herein by reference. The Purchaser entered into the Merger Agreement with the intent of acquiring control of, and the entire equity interest in, CAI and replacing the Board of Directors of CAI. The Merger Agreement provides for the merger of a wholly-owned subsidiary of Purchaser with and into CAI, with CAI becoming a wholly-owned subsidiary of Purchaser. The affirmative vote of at least two-thirds (2/3) of the outstanding CAI common shares is required to approve the Merger Agreement. As a result of the merger, each CAI common share issued and outstanding when the merger becomes effective (other than shares held by CAI, Purchaser, Acquisition and shareholders, if any, who properly exercise their dissenters' rights under Connecticut law) will be converted into the right to receive $28.00 in cash, without interest. CAI has advised the Purchaser that, as of April 26, 1999, there were 17,241,379 shares of CAI common stock outstanding, including the 8,284,425 shares subsequently acquired by the Purchaser, as described herein, and the 2,270,715 shares subject to agreement to be acquired, as described herein. Accordingly, if the 2,270,715 shares are acquired as contemplated thereby, the Purchaser would pay $187,214,692 for the remaining 6,686,239 shares. Additionally, as described in Appendix B attached hereto ("Summary of the Merger Agreement - Treatment of Stock Options"), CAI has agreed to cause outstanding options to become payable for cash, subject to any applicable withholding tax, equal to the difference between $28 and the per share exercise price of such options to the extent such difference is a positive number. CAI has advised the Purchaser that the aggregate amount to be paid for outstanding stock options, if not exercised prior to closing, is $42,755,438. CAI has also advised the Purchaser that the aggregate amount to be paid for outstanding warrants, if not exercised earlier, is $2,374,802.

     On the same date, Purchaser, CAI and Acquisition entered into a Stock Option Agreement (the "Stock Option Agreement") providing Purchaser the option to purchase, under certain circumstances, 6,090,481 authorized but unissued shares of CAI Common Stock at a price of $28 per share, subject to certain adjustments, a copy of which agreement is attached as an exhibit hereto and hereby expressly incorporated herein by reference. The Purchaser entered into the Stock Option Agreement with the purpose of facilitating its efforts to consummate the merger. If the Option were exercised, the Purchaser would pay $170,533,468 to CAI in exchange for the shares.

     Summaries of the Merger Agreement and Stock Option Agreement are contained in Appendix B and Appendix C, respectively, attached hereto and are incorporated herein by reference.

     In connection with the execution of a letter of intent on April 16, 1999, CAI adopted a Shareholders' Rights Plan and declared a dividend of a right to buy one one-hundredth of a share of a new Series A Preferred Stock distributed to holders of each share of CAI's common stock. Under the Rights Plan, if a person (other than certain exempted persons, including MCI WorldCom), without first obtaining the prior approval of the CAI Board of Directors, becomes the beneficial owner of more than 15% of the CAI common stock (an "Acquiring Person"), then the rights distributed to holders of CAI's common stock would be exercisable for shares of CAI's common stock at a price that is 50% of the then current price of the CAI common stock. If, after a person becomes an Acquiring Person, CAI is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, then each right would be exercisable for shares of the acquiring party's common stock at a price that is 50% of the then current market price of such common stock. CAI may, in certain circumstances, exchange each right for a share of CAI common stock or redeem the rights for $0.001 per right.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 6 OF 38 PAGES

     Upon consummation of the transactions contemplated by the Merger Agreement, CAI's shares of common stock will cease to be authorized to be traded on the over the counter market. MCI WorldCom understands that on April 29, 1999, CAI filed a Form 15 to terminate the registration of CAI's shares of common stock to under Section 12(g) of the Securities Exchange Act of 1934, which will become effective within 90 days thereafter unless withdrawn or denied.

         MCI WorldCom expects that the business and operations of CAI will be continued substantially as they are currently being conducted, although it plans to evaluate and review their businesses, operations and properties and make such changes as are deemed appropriate in light of the increasing demand for high speed Internet access and additional phone line services and other circumstances as they arise. After the merger, MCI WorldCom expects to explore the possibility of taking steps that would be required to cause CS Wireless Systems, Inc., a 94% owned subsidiary of CAI, to become a wholly owned subsidiary of CAI or MCI WorldCom. Additionally, after the merger, MCI WorldCom expects to take appropriate steps to review and possibly reduce or restructure the outstanding indebtedness of CAI and CS.

     Except as described above or as referred to in Appendix B or Appendix C attached hereto, MCI WorldCom has no present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving CAI or any of its subsidiaries or a sale or other transfer of a material amount of assets of CAI or any of its subsidiaries, any material change in the capitalization or dividend policy of CAI or any other material change in CAI's corporate structure or business or the composition of CAI's Board of Directors or management.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Exchange Act, the Purchaser currently has beneficial ownership of 8,284,425 Shares of CAI to be issued pursuant to the First Agreement, constituting approximately 48.0% of the outstanding Shares, based on the number of shares outstanding as of April 26, 1999, as advised by CAI.

     The Purchaser has sole voting and investment power over such Shares, provided that Purchaser has agreed in the Merger Agreement to vote its shares in favor of the Merger. See Item 6 herein with respect to Shares covered by the Second Agreement, which is incorporated herein by reference.

     (c) Except as set forth in this Item 5 or Items 4 and 6, to the best knowledge of Purchaser, it has, and no directors or executive officers of Purchaser and no other person described in Item 2 hereof has, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

     (d) Unless and until the closing under the Second Agreement occurs and Purchaser receives the Shares covered thereby, the Second Agreement Parties will have the right to receive or the power to direct the receipt of dividends from the Shares owned by them, and neither Purchaser nor any of its designees, if any, will have any right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of any of those Shares.

     (e) Not applicable.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 7 OF 38 PAGES

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Purchaser does not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company other than as indicated below and elsewhere herein. See Item 4 and Appendices B and C hereto for descriptions of the Merger Agreement and the Stock Option Agreement, which descriptions are incorporated by reference herein.

COMMON STOCK

     General

     On March 23, 1999, MCI WorldCom entered into certain separate agreements to acquire, among other things, 8,284,425 shares and 2,270,715 shares of CAI common stock, together constituting approximately 61.2% of the outstanding shares of CAI common stock as of April 26, 1999. The purchase price for such shares of common stock under the agreements is less than the purchase price of $28 per share to be paid to CAI shareholders in connection with the Merger described herein. On June 4, 1999, following expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 on May 30, 1999, MCI WorldCom acquired the 8,284,425 shares.

     The following description of such agreements does not purport to be complete and is qualified in its entirety by reference to such agreements.

     Representations and Warranties of the Sellers and MCI WorldCom

     The agreements contain various representations and warranties of the sellers relating to, among other things: (i) the ownership by the sellers of the shares of CAI common stock, (ii) their organization, existence, good standing, corporate power and authority and similar matters, (iii) the authorization, execution and delivery of the agreement, (iv) the absence of any required consents or approvals of or filings with certain governmental entities, except as provided therein, (v) the absence of any other written contracts or agreements relating to the shares; and (vi) the sophistication of and adequacy of information possessed by the sellers relating to the decision to sell the shares.

     The agreements contain various representations and warranties of MCI WorldCom relating to, among other things: (i) MCI WorldCom's organization, existence, good standing, corporate power and authority and similar matters,
(ii) the authorization, execution and delivery of the agreement, (iii) the absence of any required consents or approvals of or filings with certain governmental entities, except as provided therein, (iv) the sophistication of and adequacy of information possessed by MCI WorldCom relating to the decision to purchase the shares, (v) the status of MCI WorldCom as an accredited investor and the shares as unregistered securities, (vi) brokers or finders fees, and
(vii) filings under the HSR Act (as hereinafter defined) and with the FCC.

     Certain Covenants of the Sellers and MCI WorldCom

     Under the agreements, the sellers and MCI WorldCom agreed to perform certain covenants, including, without limitation, the following:

     Prior to the closing of the purchase of the CAI common stock under the agreements, the sellers are required to consult with MCI WorldCom with respect to the exercise of any material right under or relating to such CAI common stock; provided, that in the case of the agreement relating to the 8,284,425

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 8 OF 38 PAGES

shares of CAI common stock, the agreement expressly provided that any investment, voting or other decision relating to the shares remained with and in the sole discretion of the sellers of such shares. In addition, the sellers have agreed not to knowingly exercise any rights or take any action under or relating to the CAI common stock that would adversely affect the ability to consummate the transactions contemplated thereby, or that would materially lessen the benefits or rights that MCI WorldCom would otherwise receive in connection with the transactions contemplated by the agreements.

     The agreements provide that, subject to certain limitations, the sellers are to promptly notify MCI WorldCom of any notices they receive with respect to the CAI common stock, and forward such notices to MCI WorldCom upon request. Furthermore, the sellers are required to pay to MCI WorldCom any distribution received that accrued for the period following the closing date. The agreements also provide that references to the CAI common stock to be sold under the agreements include any securities received by the sellers (i) in exchange therefor pursuant to any bankruptcy proceeding, (ii) pursuant to any stock split or dividend, or (iii) or otherwise in connection such securities, following the execution of the respective agreements and prior to the applicable closing dates.

     The agreements generally prohibit the parties from disclosing any Confidential Information (as defined therein) to any third party without the prior written consent of the other party, other than (a) to certain specified representatives, (b) as and only to the extent required by applicable law, rule, regulation or judicial process, (c) as and only to the extent requested or required by any state, federal or foreign authority or examiner regulating any of the sellers or MCI WorldCom, (d) information that, at the time of disclosure or thereafter, is generally available to the public (other than as a result of a disclosure in violation of the agreement), and (e) in the case of the agreement relating to the 2,270,715 shares, disclosure required to effect the transfers contemplated by the agreement; provided, that prior to any disclosure under certain provisions, such party promptly advises the other party when requested or required to make a disclosure thereunder.

     The sellers, including the employees, officers, directors and agents of the sellers, under both agreements are prohibited from making, soliciting, assisting or initiating any inquiry or proposal, or providing any information to or participating in any negotiations with any third parties other than MCI WorldCom for the purpose of consummating any sale, transfer or other disposition of any CAI common stock. Under the agreement covering the sale of the 2,270,715 shares, however, such restriction does not apply in the event the FCC denies its consent to the transfer of such shares.

     Conditions to Closing; Closing

     The agreements generally provide, among other things, that MCI WorldCom's obligation to purchase such securities is subject to certain conditions, including, without limitation, conditions relating to: (i) the delivery of such securities, (ii) the accuracy in all material respects of the representations and warranties of the sellers, (iii) the performance in all material respects of the covenants by the sellers, (iv) the expiration or early termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") (provided that such condition cannot be waived), (v) in the case of the agreement to purchase 2,270,715 of such shares, the receipt of the consent of the FCC (provided that such condition cannot be waived), (vi) the absence of any orders or decrees entered in any action or proceeding before any court, agency or body enjoining the consummation of the agreement or, in the case of the agreement to purchase 8,284,425 of such shares, the absence of any action or proceeding for purposes of enjoining the agreement, and (vii) in the case of the agreement to purchase 2,270,715 of such shares, the failure to terminate the agreement.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D            PAGE 9 OF 38 PAGES

     The agreements provide, among other things, that the sellers' obligations to sell such securities are subject to certain conditions, including, without limitation, relating to: (i) payment for the securities, (ii) the accuracy in all material respects of the representations and warranties of MCI WorldCom,
(iii) the performance in all material respects of the covenants by MCI WorldCom,
(iv) the absence of any orders or decrees entered in any action or proceeding before any court, agency or body enjoining the consummation of the agreement or, in the case of the agreement to purchase 8,284,425 of such shares, the absence of any action or proceeding for purposes of enjoining the agreement, and (v) in the case of the agreement to purchase 2,270,715 of such shares, the failure to terminate the agreement.

     The closing of the sale and purchase of 8,284,425 shares of the CAI common stock was scheduled to occur three days after the expiration or early termination of any waiting period under the HSR Act, or at such other time as the parties mutually agree in writing. The closing of the sale and purchase of 2,270,715 shares of the CAI common stock is scheduled to occur three days after the satisfaction or waiver of the conditions to closing, including, without limitation, expiration or early termination of any waiting period under the HSR Act and receipt of any required FCC approvals, or at such other time as the parties mutually agree in writing.

     Put Right

     Under one of the agreements, MCI WorldCom has been granted the right to sell no less than all of the 8,284,425 shares of CAI common stock, as well as the Senior Secured Notes (as hereinafter defined), $83,994,512 aggregate principal amount of Unsecured Notes (as hereinafter defined) and $129,000,000 aggregate principal amount of CS Senior Notes (as hereinafter defined), and certain other securities, purchased under the agreement back to the sellers for the purchase price paid. Such right becomes exerciseable upon the earlier of (i) June 21, 1999 if, among other things, the FCC has not consented to the transfer of more than 50% of the common stock of CAI to MCI WorldCom (or to the transfer of a controlling interest in CS to MCI WorldCom) or the applicable waiting period under the HSR Act applicable to the purchase of more than 50% of the capital stock of CAI has not expired or been terminated, or (ii) if the FCC has denied its consent to the transfer of more than 50% of the outstanding common stock of CAI to MCI WorldCom (or to the transfer of a controlling interest in CS to MCI WorldCom), upon such denial. MCI WorldCom will have three business days following the occurrence of the event making such right exercisable to give notice of its intent to exercise its put right. The rights and obligations of the parties relating to the closing of the put right are subject to customary conditions.

     Termination Rights

     The agreement covering 2,270,715 shares of CAI common stock provides that, subject to certain conditions, MCI WorldCom has the right terminate the agreement if, among other things, the FCC has notified MCI WorldCom that the FCC has denied any application required for the acquisition of the CAI common stock from the sellers, including the interest in CS represented thereby. In addition, subject to certain conditions, the sellers have the right to terminate the agreement if, among other things, the FCC has notified MCI WorldCom that the FCC has denied by final order any application required for the acquisition of sellers' CAI common stock, including the interest in CS represented thereby, and MCI WorldCom shall not have either terminated the agreement or acquired the remaining securities subject to such agreement within five business days after notice by the sellers to MCI WorldCom of the sellers' intention to terminate the agreement. In addition, either party may terminate the agreement if, among other things, the applicable closing under such agreement has not been completed by the final termination date, initially set as the 90th day after the date of the agreement (or, if not a business day, the next business day). From time to time, MCI WorldCom may elect to extend the final termination date to a date no later than 180 days after the date of the agreement by providing notice to the sellers. MCI

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 10 OF 38 PAGES

WorldCom may not elect to extend the final termination date unless certain conditions are satisfied or waived, and the purpose of the extension is to await expiration or early termination of the applicable waiting period under the HSR Act or receipt of any required FCC consents, orders or approvals. MCI WorldCom plans to exercise its election to extend the final termination date.

Senior Secured Notes due 2000

     MCI WorldCom holds the $80,000,000 aggregate principal amount of outstanding Senior Secured Notes of CAI due 2000 ("Senior Secured Notes"). The Senior Secured Notes were issued under that certain Note Purchase Agreement dated as of October 14, 1998 ("Note Purchase Agreement"). The closing of the acquisition of the Senior Secured Notes occurred on March 26, 1999, at which time MCI WorldCom was assigned all right, title and interest in and to the Senior Secured Notes, and assumed all of the sellers' obligations under the Senior Secured Notes and the Note Purchase Agreement.

13% Senior Notes due 2004

     MCI WorldCom holds $119,412,609 aggregate principal amount of unsecured 13% Senior Notes of CAI due October 14, 2004 ("Unsecured Notes"), issued pursuant to the Indenture dated October 14, 1998 ("Indenture") between CAI and State Street Bank and Trust Company, as trustee. The closings of the acquisitions of the Unsecured Notes occurred on March 26, 1999 and April 29, 1999, at which time MCI WorldCom was assigned all of the sellers' right, title and interest in and to the Unsecured Notes.

11.375% Senior Notes of CS

     MCI WorldCom also holds $215,750,000 aggregate principal amount of unsecured 11.375% Senior Notes of CS due 2006 ("CS Senior Notes"), issued pursuant to an Indenture dated February 15, 1996 ("CS Indenture") between CS Wireless and State Street Bank and Trust Company, as trustee. The closing on the acquisition of the CS Senior Notes occurred on March 26, 1999 and April 29, 1999, at which time MCI WorldCom was assigned all of the sellers' right, title and interest in and to the CS Senior Notes.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     *(a) Purchase and Sale Agreement, dated March 23, 1999, between the Purchaser and the First Agreement Parties.

     *(b) Purchase and Sale Agreement, dated March 23, 1999, between the Purchaser and the Second Agreement Parties.

     (c) Agreement and Plan of Merger dated as of April 26, 1999, by and among Purchaser, CAI and Acquisition.

     (d) Stock Option Agreement dated as of April 26, 1999, by and among Purchaser, CAI and Acquisition.

     (e) 364-day Revolving Credit and Term Loan Agreement, dated as of August 6, 1998, among the Purchaser (borrower), NationsBank, N.A. (Arranging Agent and Administrative Agent), NationsBanc Montgomery Securities LLC (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit 10.3 to the Purchaser's Current Report on Form 8-K dated August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 11 OF 38 PAGES

* CERTAIN TERMS OF THESE AGREEMENTS HAVE BEEN OMITTED PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 12 OF 38 PAGES

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1999

                                            MCI WORLDCOM, INC.

                                            By: /s/ SCOTT D. SULLIVAN
                                               ---------------------------------
                                            Name: Scott D. Sullivan
                                            Title: Chief Financial Officer

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 13 OF 38 PAGES

                                   APPENDIX A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                         OFFICERS OF MCI WORLDCOM, INC.

     Directors and Executive Officers of the Purchaser. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MCI WORLDCOM, Inc. The principal address of MCI WORLDCOM, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with MCI WORLDCOM, Inc. References to service with the Purchaser prior to September 1993 includes service with LDDS Communications, Inc., a Tennessee corporation, which was the accounting, but not the legal, survivor of a three-way merger with Metromedia Communications Corporation and Resurgens Communications Group, Inc.


        NAME AND CURRENT                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
        BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
        ----------------                 --------------------------------------------------
CLIFFORD L. ALEXANDER, JR.          Mr. Alexander has been a director of the Purchaser since its merger
Alexander & Associates, Inc.        with MCI Communications Corporation ("MCI") in September 1998 (the
400 C. Street, N.E.                 "MCI Merger"). He has been President of Alexander & Associates,
Washington, D.C. 20002              Inc., management consultants, since 1981. Mr. Alexander is also a
U.S.A.                              director of Dreyfus 3rd Century Fund, Dreyfus General Family of
                                    Funds, Mutual of America Life Insurance Company, Dun & Bradstreet
                                    Corporation, American Home Products Corporation and IMS Health
                                    Incorporated.

James C. Allen                      Mr. Allen has been a director of the Purchaser since March 1998.
3023 Club Drive                     Mr. Allen is currently an investment director and member of the
Destin, FL 32541                    general partner of Meritage Private Equity Fund, a venture capital
U.S.A.                              fund specializing in the telecommunications industry. He is the former Vice Chairman and Chief Executive Officer and a former director of Brooks Fiber Properties, Inc. ("BFP"), where he served in such capacities from 1993 until its merger with the Purchaser in
                                    January 1998. Mr. Allen served as President and Chief Operating
                                    Officer of Brooks Telecommunications Corporation, a founder of BFP, from April 1993 until it was merged with BFP in January 1996. Mr.
                                    Allen serves as a director of Metronet Communications Corp., Verio
                                    Inc., Completel LLC, and David Lipscomb University.

JUDITH AREEN                        Ms. Areen has been a director of the Purchaser since the MCI Merger.
Georgetown University Law Center    She was a director of MCI until the MCI  Merger. She has been
600 New Jersey Avenue, N.W.         Executive Vice President for Law Center Affairs and Dean of the Law
Washington, D.C. 20001              Center, Georgetown University since 1989. She has been a Professor
U.S.A.                              of Law, Georgetown University, since 1976.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 14 OF 38 PAGES

        NAME AND CURRENT                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
        BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
        ----------------                 --------------------------------------------------
CARL J. AYCOCK                      Mr. Aycock has been a director of the Purchaser since 1983. Mr.
123 South Railroad Avenue           Aycock served as Secretary of the Purchaser from 1987 to 1995 and
Brookhaven, MS 39601                was the Secretary and Chief Financial Officer of Master Corporation,
U.S.A.                              a motel management and ownership company, from 1989 until 1992.
                                    Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.

MAX E. BOBBITT                      Mr. Bobbitt has been a director of the Purchaser since 1992. Mr.
62 Carmel Drive                     Bobbitt was a director of Advanced Telecommunications Corporation
Little Rock, AR 72112               ("ATC") until its merger with the Purchaser in December 1992 (the
U.S.A.                              "ATC Merger"). He is currently a director of Metromedia China
                                    Corporation, a telecommunications company. From March 1997 until June
                                    1998, Mr. Bobbitt served as President and Chief Executive Officer of
                                    Metromedia China Corporation. From 1996 until February 1997, Mr.
                                    Bobbitt was President and Chief Executive Officer of Asian American
                                    Telecommunications Corporation. Prior to 1996, Mr. Bobbitt held various positions including President and Chief Operating Officer and director of ALLTEL Corporation, a telecommunications company, from
                                    1970 until January 1995.

BERNARD J. EBBERS                   Mr. Ebbers has been President and Chief Executive Officer of the
                                    Purchaser since April 1985. Mr. Ebbers has served as a director of the Purchaser since 1983.

FRANCESCO GALESI                    Mr. Galesi has been a director of the Purchaser since 1992. Mr.
The Galesi Group                    Galesi was a director of ATC until the ATC Merger. Mr. Galesi is the
435 East 52nd Street                Chairman and Chief Executive Officer of the Galesi Group, which
New York, NY  10022                 includes companies engaged in distribution, manufacturing, real
U.S.A.                              estate and telecommunications. Mr. Galesi serves as a director of
                                    Amnex, Inc., Walden Residential Properties, Inc. and American Real
                                    Estate Investment Corporation.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 15 OF 38 PAGES

        NAME AND CURRENT                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
        BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
        ----------------                 --------------------------------------------------
STILES A. KELLETT, JR.              Mr. Kellett has served as a director of the Purchaser since 1981. Mr.
Kellett Investment Corporation      Kellett has been Chairman of Kellett Investment Corporation since
200 Galleria Parkway, Suite 1800    1995. From 1978 to 1995, Mr. Kellett served as Chairman of the Board
Atlanta, GA 30339                   of Directors of Convalescent Services, Inc., a long-term health care
U.S.A.                              company in Atlanta, Georgia. Mr. Kellett serves as a director of
                                    Frederica Bank & Trust Company, St. Simons Island, Georgia and
                                    Mariner Health Group, Inc., New London, Connecticut.

GORDON S. MACKLIN                   Mr. Macklin has been a director of the Purchaser since the MCI
8212 Burning Tree Road              Merger. He was a director of MCI until the MCI Merger. Mr. Macklin is
Bethesda, MD 20817                  currently a corporate financial advisor. From 1993 until 1998, Mr.
U.S.A.                              Macklin served as Chairman, White River Corporation, an information services company. Mr. Macklin is also a director of Fund American
                                    Enterprises Holdings, Inc.; Martek Biosciences Corporation;
                                    MedImmune, Inc.; Spacehab, Inc.; Real 3-D; and director, trustee or managing general partner, as the case may be, of 49 of the investment companies in the Franklin Templeton Group of Funds. Mr. Macklin was
                                    formerly Chairman, Hambrecht and Quist Group; director, H&Q
                                    Healthcare Investors; and President, National Association of
                                    Securities Dealers, Inc.

JOHN A. PORTER                      Mr. Porter has been a director of the Purchaser since 1988. Mr.
Integra Funding                     Porter served as Vice Chairman of the Board of the Purchaser from
295 Bay Street, Suite 2             September 1993 until the Purchaser's merger with MFS Communications
Easton, MD 21601                    Company, Inc. ("MFS") in December 1996 (the "MFS Merger") and served
U.S.A.                              as Chairman of the Board of Directors of the Purchaser from 1988 until September 1993. From May 1995 to the present, Mr. Porter has served as Chairman of the Board of Directors and Chief Executive
                                    Officer of Industrial Electric Manufacturing, Inc., a manufacturer of electrical power distribution products. Mr. Porter also serves as
                                    Chairman of Phillips & Brooks/Gladwin, Inc., a manufacturer of pay telephone enclosures and equipment. Mr. Porter was previously
                                    President and sole shareholder of P.M. Restaurant Group, Inc. which filed for protection under Chapter 11 of the United States Bankruptcy
                                    Code in March 1995. Subsequent to March 1995, Mr. Porter sold all of his shares in P.M. Restaurant Group, Inc. Mr. Porter is also a director of Uniroyal Technology Corporation, XL Connect, Inc. and
                                    Inktomi, Inc.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 16 OF 38 PAGES

        NAME AND CURRENT                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
        BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
        ----------------                 --------------------------------------------------
TIMOTHY F. PRICE                    Mr. Price serves as President and Chief Executive Officer of MCI
MCI WORLDCOM, Inc.                  WorldCom Communications, a business unit of the Purchaser. He has
1801 Pennsylvania Avenue, N.W.      served as a director since the MCI Merger. Mr. Price served as a
Washington, D.C. 20006              director of MCI until the MCI Merger. Mr. Price served as President
U.S.A.                              and Chief Operating Officer of MCI from November 1996 until the MCI
                                    Merger. He has been President and Chief Operating officer of MCI
                                    Telecommunications Corporation, a subsidiary of MCI, ("MCIT"), since
                                    July 1995. He was an Executive Vice President and Group President of
                                    MCIT, serving as Group President, Communication Services, from
                                    December 1994 to July 1995. He was an Executive Vice President of
                                    MCIT, serving as President, Business Markets, from June 1993 to
                                    December 1994. He was a Senior Vice President of MCIT from November
                                    1990 to June 1993, serving as President, Business Services, from July
                                    1992 to June 1993 and as Senior Vice President, Consumer Markets,
                                    from November 1990 to July 1992.

BERT C. ROBERTS, JR.                Mr. Roberts serves as Chairman of the Board of the Purchaser. Mr.
MCI WORLDCOM, Inc.                  Roberts served as a director of the Purchaser since the MCI Merger.
1801 Pennsylvania Avenue, N.W.      He was a director of MCI until the MCI Merger. From 1992 until the
Washington, D.C. 20006              MCI Merger, Mr. Roberts served as Chairman of the Board of MCI. Mr.
U.S.A.                              Roberts was Chief Executive Officer of MCI from December 1991 to
                                    November 1996. He was President and Chief Operating Officer of MCI
                                    from October 1985 to June 1992 and President of MCIT from May 1982 to
                                    June 1998. Mr. Roberts is a director of The News Corporation Limited,
                                    Telefonica de Espana, S.A. ("Telefonica") and Valence Technology,
                                    Inc..

JOHN W. SIDGMORE                    Mr. Sidgmore serves as Vice Chairman of the Board of the Purchaser.
MCI WORLDCOM, Inc.                  Mr. Sidgmore has been a director of the Purchaser since the MFS
3060 Williams Drive                 Merger and has served as a director of MFS since August 1996. From
Fairfax, VA  22301                  the MFS Merger until the MCI Merger, Mr. Sidgmore served as Vice
U.S.A.                              Chairman of the Board and Chief Operations Officer of the Purchaser.
                                    Mr. Sidgmore was President and Chief Operating Officer of MFS from
                                    August 1996 until the MFS Merger. He was Chief Executive Officer of
                                    UUNET Technologies, Inc. ("UUNET") from June 1994 to October 1998, and President of UUNET from June 1994 to August 1996 and from January
                                    1997 to September 1997. Mr. Sidgmore has been a director of UUNET since June 1994. From 1989 to 1994, he was President and Chief
                                    Executive Officer of CSC Intelicom, a telecommunications software company. Mr. Sidgmore is a director of Saville Systems PLC.

SCOTT D. SULLIVAN                   Mr. Sullivan has been a director of the Purchaser since 1996. Mr.
                                    Sullivan serves as Chief Financial Officer and Secretary of the
                                    Purchaser. From the ATC Merger until December 1994, Mr. Sullivan served as Vice President and Assistant Treasurer of the Purchaser.
                                    From 1989 until 1992, Mr. Sullivan served as an executive officer of two long-distance companies, including ATC. From 1983 to 1989, Mr.
                                    Sullivan served in various capacities with KPMG LLP.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 17 OF 38 PAGES

        NAME AND CURRENT                      PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
        BUSINESS ADDRESS                 MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
        ----------------                 --------------------------------------------------
LAWRENCE C. TUCKER                  Mr. Tucker has been a general partner of Brown Brothers Harriman &
Brown Brothers Harriman & Co.       Co., a private banking firm, since 1979. Mr. Taylor is also a
59 Wall Street                      director of Riverwood International Corporation, National Healthcare
New York, NY 10005                  Corporation and VAALCO Energy, Inc. Mr. Taylor has served as a
U.S.A.                              director of the Purchaser since May 1995, and previously served as a director of the Purchaser from May 28, 1992 until the ATC Merger.

JUAN VILLALONGA                     Mr. Villalonga has served as the Chairman and Chief Executive Officer
(citizen of Spain)                  of Telefonica, a provider of telecommunications services in Spain,
Telefonica de Espana, S.A           since 1996. He has been a director of the Purchaser since November
Gran Via 28, 9th floor              1998 pursuant to a Strategic Alliance Agreement among Telefonica, MCI
28013 Madrid                        and the Purchaser. Mr. Villalonga was previously the CEO of Bankers
Spain                               Trust Spain and Portugal, the Chief Executive Officer of CS First
                                    Boston in Spain and a partner at Kinsey & Co., a consulting firm, for nine years.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 18 OF 38 PAGES

                                   APPENDIX B

                         SUMMARY OF THE MERGER AGREEMENT

GENERAL

     Pursuant to the merger agreement, at the effective time of the merger, MCI WorldCom will acquire CAI through the merger of Cardinal Acquisition Subsidiary with and into CAI. At the effective time of the merger, Cardinal Acquisition Subsidiary will cease to exist, and CAI will be the surviving corporation and a wholly-owned subsidiary of MCI WorldCom.

MERGER CONSIDERATION

     At the effective time of the merger, by virtue of the merger and without any action on the part of any shareholder, each issued and outstanding CAI common share held by CAI shareholders will be converted into the right to receive $28.00 in cash, without interest, except for shares canceled as described below and shares as to which dissenters' rights are exercised by a dissenting shareholder.

     All CAI common shares held as treasury shares will automatically be canceled and retired at the effective time of the merger and will cease to exist. No consideration will be delivered in exchange for these shares. Each CAI common share issued and outstanding immediately prior to the effective time of the merger that is owned by MCI WorldCom, Cardinal Acquisition Subsidiary, CAI or a subsidiary of CAI will be canceled as of the effective time of the merger, and no merger consideration will be payable with respect to such shares.

     As of the effective time of the merger, certificates representing all CAI common shares issued and outstanding immediately prior to the effective time (except for shares as to which dissenters? rights are exercised by a dissenting shareholder) will cease to have any rights with respect to those shares, except the right to receive the merger consideration in accordance with the terms of the merger agreement.

     As of the effective time of the merger, all shares of Cardinal Acquisition Subsidiary issued and outstanding immediately prior to the effective time of the merger will be converted into one share of common stock of CAI and will represent all of the issued and outstanding shares of CAI common stock after the merger.

     No dissenting shareholder will be entitled to any portion of the merger consideration or other distributions unless and until the dissenting shareholder fails to exercise or otherwise effectively withdraws or loses his or her rights to payment under Connecticut law. CAI common shares as to which dissenters' rights have been exercised will be treated in accordance with Sections 33-855 through 33-868 of the Connecticut Business Corporation Act. If any person, who otherwise would be deemed a dissenting shareholder, fails to properly exercise or effectively loses dissenters? rights with respect to any CAI common shares, those shares will be treated as though they had been converted as of the effective date of the merger into the right to receive the merger consideration, without interest. See "The Merger--Dissenters' Rights."

EXCHANGE OF SHARES

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 19 OF 38 PAGES

     Prior to the effective time of the merger, MCI WorldCom will appoint an exchange agent. Immediately prior to the effective time of the merger, MCI WorldCom will deposit with the exchange agent funds in an amount sufficient to make the payments contemplated by the merger agreement. Soon after the completion of the merger, MCI WorldCom or the exchange agent will send a letter to each person who was a CAI shareholder as of the date the merger became effective. The letter will contain instructions on how to surrender CAI stock certificates to the exchange agent and receive the merger consideration. CAI shareholders have no right to any interest on the cash payable upon the surrender of CAI stock certificates.

     Any time following the sixth month after the effective time of the merger, CAI, as the surviving corporation, may require the exchange agent to deliver to it any portion of the funds deposited by MCI WorldCom with the exchange agent not already disbursed to CAI shareholders. In the event CAI requires the exchange agent to deliver such funds, CAI shareholders must thereafter look to CAI, as the surviving corporation, for payment of any merger consideration that may be payable to them upon surrender of their stock certificates. Any such shareholders will be deemed general creditors of CAI, as the surviving corporation, for such purpose.

     MCI WorldCom, CAI, as the surviving corporation, and the exchange agent will be entitled to withhold, from the merger consideration payable to any CAI shareholder, those amounts required to be deducted under tax law. All amounts so withheld will be deemed to have been paid to the applicable CAI shareholder.

TREATMENT OF STOCK OPTIONS

     Prior to the effective time of the merger, each outstanding and unexpired option to purchase CAI common shares issued pursuant to its 1998 Stock Option Plan or its 1998 Outside Directors' Stock Option Plan that will be exercisable on the effective date of the merger in accordance with its terms, will be converted into the right to receive for each share subject to such option an amount in cash, subject to any applicable withholding tax, equal to the difference between $28 and the per share exercise price of such option to the extent such difference is a positive number. At the effective time of the merger, the CAI options will be canceled. The payment of these amounts will be made by the surviving corporation promptly following the effective time of the merger, provided that MCI WorldCom verifies the options and the optionee delivers a written instrument setting forth:

     o his or her number of options, their respective issue dates and exercise prices;

     o    certain representations by the optionee; and

     o a confirmation of and consent to the conversion of the options as provided in the merger agreement.

     CAI agrees to cause all outstanding options to be amended to provide for and give effect to the transactions contemplated by the merger agreement.

REPRESENTATIONS AND WARRANTIES

     In the merger agreement, CAI makes representations and warranties to MCI WorldCom and Cardinal Acquisition Subsidiary with respect to, among other things:

     o    due organization and good standing of CAI and its subsidiaries;

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 20 OF 38 PAGES

     o    capitalization, ownership of subsidiaries and other investments;

     o    corporate authorization;

     o the vote required by the shareholders of CAI in connection with the merger agreement;

     o    governmental approvals;

     o    the opinion of BT Alex. Brown;

     o absence of any breach of organizational documents or material agreements or applicable law as a result of the contemplated transactions;

     o required, third-party consents under material contracts or any other obligation of CAI or any of its subsidiaries;

     o absence of any lien or encumbrance upon any asset of CAI or any of its subsidiaries;

     o accuracy of its filings with the Securities and Exchange Commission and other regulatory entities;

     o    litigation, investigations or proceedings regarding violations of law;

     o    accuracy of financial statements;

     o    the absence of specified changes or events;

     o    compliance with applicable law;

     o    required licenses, permits and related FCC regulatory matters;

     o engagement of and payments to brokers, investment bankers, finders and financial advisors in connection with the merger agreement;

     o    material contracts;

     o matters relating to compliance with the Employee Retirement Income Security Act of 1974, as amended, and other employee benefit matters;

     o    tax matters;

     o    liabilities;

     o    environmental matters affecting CAI;

     o    intellectual property matters;

     o    owned and leased real property;

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 21 OF 38 PAGES

     o    corporate records;

     o    title to and condition of CAI's personal property;

     o absence of adverse actions against CAI and its subsidiaries or challenging the merger agreement;

     o    labor and employee relations matters;

     o    change of control agreements;

     o    insurance;

     o    satisfaction of Connecticut takeover statutes;

     o    CAI's shareholder rights plan;

     o    efforts to resolve any "Year 2000" computer problems;

     o    outstanding CAI options;

     o    transactions with affiliates;

     o absence of existing discussions by CAI with any third party relating to an alternative transaction;

     o various matters relating to CAI's investment in TelQuest Satellite Services LLC;

     o    the accuracy of other information supplied by CAI; and

     o    the preparation of the proxy statement.

     In the merger agreement, MCI WorldCom makes representations and warranties to CAI with respect to, among other things:

     o due organization and good standing of MCI WorldCom and Cardinal Acquisition Subsidiary;

     o    corporate authorization;

     o    governmental approvals;

     o absence of any breach of organizational documents or material agreements or applicable law as a result of the contemplated transactions;

     o required, third-party consents under any material contracts or any other obligation of MCI WorldCom or Cardinal Acquisition Subsidiary;

     o absence of any lien or encumbrance upon any asset of MCI WorldCom or Cardinal Acquisition Subsidiary;

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 22 OF 38 PAGES

     o engagement of and payments to brokers, investment bankers, finders and financial advisors in connection with the merger agreements;

     o    MCI WorldCom's ownership of CAI debt and equity securities; and

     o the accuracy of information regarding MCI WorldCom and Cardinal Acquisition Subsidiary contained in the proxy statement, and the preparation of the proxy statement.

CONDITIONS TO CLOSING

     CAI's and MCI WorldCom's obligation to effect the merger is subject to the satisfaction or waiver on or prior to the closing date of the merger of the following customary closing conditions:

     o    the requisite approval by CAI shareholders of the merger agreement;

     o no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction enacted, entered, promulgated, or enforced by any court or other governmental authority being in effect prohibiting or preventing the consummation of the merger or the other transactions contemplated under the merger agreement (CAI and MCI WorldCom being required to use their reasonable best efforts to have any of the foregoing vacated, dismissed or withdrawn by the effective time of the merger);

     o the waiting period, including any extensions, applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or been terminated;

     o    the opinion of BT Alex. Brown not being withdrawn; and

     o all consents, approvals and actions of, filings with and notices to any governmental authority required to consummate the merger and the other transactions contemplated by the merger agreement having been obtained by final order (other than those consents the failure of which to obtain, in MCI WorldCom's judgment, would not have a material adverse effect on the surviving corporation); the agreement providing that any approval relating to any FCC license must be obtained; and this condition may be waived by MCI WorldCom, in its sole judgment.

     In addition, MCI WorldCom's and Cardinal Acquisition Subsidiary's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

     o the representations and warranties of CAI which are modified by materiality or material adverse effect being true and correct in all respects, and those not so modified by materiality or material adverse effect being true and correct in all material respects, as of the date of the merger agreement and as of the closing date, except for such changes not prohibited under the merger agreement and none of CAI's representations and warranties being untrue or incorrect to the extent that such untrue or incorrect, disregarding any materiality qualifications, representations and warranties, when taken as a whole, have had or would have a material adverse effect on CAI;

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 23 OF 38 PAGES

     o CAI having performed and complied with all covenants and agreements in all material respects and having satisfied in all material respects all conditions required to be performed or complied with or satisfied by it under the merger agreement at or prior to the effective time of the merger;

     o there having been no event that has or reasonably could be expected to have a material adverse effect on CAI or the surviving corporation, except as specified in the merger agreement;

     o no action, investigation or proceeding having been instituted, pending or threatened by any governmental authority, and there not being instituted, pending or threatened any action or proceeding by any other person, before any governmental authority, which is reasonably likely to be determined adversely to MCI WorldCom or Cardinal Acquisition Subsidiary:

          -- challenging or seeking to make illegal, delay materially or restrain or prohibit the consummation of the merger or seeking to obtain material damages or imposing any material adverse conditions in connection therewith or otherwise directly or indirectly relating to the transactions contemplated by the merger,

          -- seeking to restrain, prohibit or delay the exercise of full rights of ownership or operation by MCI WorldCom or Cardinal Acquisition Subsidiary or their affiliates of all or any portion of the business or assets of CAI and its subsidiaries, taken as a whole, or of MCI WorldCom or Cardinal Acquisition Subsidiary or any of their affiliates to dispose of or hold separate all or any material portion of the business or assets of CAI and its subsidiaries, taken as a whole, or of MCI WorldCom or Cardinal Acquisition Subsidiary or any of their affiliates,

          -- seeking to impose or confirm material limitations on the ability of MCI WorldCom or Cardinal Acquisition Subsidiary or any of their affiliates to exercise full rights of ownership of the CAI common shares,

          -- seeking to require divestiture by MCI WorldCom or Cardinal Acquisition Subsidiary or any of their affiliates of the CAI common shares, or

          -- that otherwise would reasonably be expected to have a material adverse effect on CAI;

     o at the effective time of the merger, holders of no more than 10% of the outstanding CAI common shares having taken actions to assert dissenters' rights under Connecticut law;

     o CAI having obtained or made the consents, approvals, waivers, authorizations or filings required in connection with the merger under all agreements or instruments to which it or any of its subsidiaries is a party, on terms and conditions reasonably acceptable to MCI WorldCom and such consents and approvals being in full force and effect, except those for which failure to obtain such consents and approvals would not in the judgment of MCI WorldCom have a material adverse effect prior to or after the effective time of the merger; provided that any consents relating to channel or tower site leases the failure

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 24 OF 38 PAGES

          of which to obtain in the aggregate are or would be material to CAI and its subsidiaries or are or would be material to the future plans or objectives of MCI WorldCom or the failure of which to obtain would otherwise have a material adverse effect, must have been obtained by CAI; and

     o CAI having furnished MCI WorldCom and Cardinal Acquisition Subsidiary with:

          -- a certificate dated the closing date signed on its behalf by an executive officer to the effect that certain specified conditions regarding accuracy of its representations and warranties and performance of its obligations have been satisfied,

          --   certificates of good standing,

          --   duly adopted Board and shareholder resolutions,

          --   copies of charter documents and by-laws,

          -- certain Noncompete and Confidentiality Agreements with specified executives of CAI,

          --   certain resignations,

          --   a list of shareholders of record,

          --   comfort letters,

          --   an opinion of counsel, and

          -- such other documents and instruments as MCI WorldCom reasonably may request.

     In addition, CAI's obligation to effect the merger is subject to the satisfaction or waiver of the following conditions:

     o the representations and warranties of MCI WorldCom which are modified by materiality or material adverse effect being true and correct in all respects, and those not so modified by materiality or material adverse effect being true and correct in all material respects, as of the date of the merger agreement and as of the closing date, except for such changes not prohibited under the merger agreement, and none of the representations and warranties of MCI WorldCom being untrue or incorrect, disregarding any materiality qualifications, to the extent that such untrue or incorrect representations or warranties, when taken as a whole, have had or would have a material adverse effect on MCI WorldCom;

     o MCI WorldCom having performed and complied with all covenants and agreements in all material respects and having satisfied in all material respects all conditions required to be performed or complied with or satisfied by it under the merger agreement at or prior to the effective time of the merger; and

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 25 OF 38 PAGES

     o MCI WorldCom having furnished CAI with a certificate dated the closing date signed on its behalf by an authorized officer to the effect that certain specified conditions have been satisfied.

COVENANTS

     The merger agreement provides that, until the merger is completed, CAI will conduct its business in the ordinary course and consistent with past practice. CAI has agreed to use its reasonable business efforts to:

     o    preserve its business organizations;

     o    maintain and protect its FCC assets and channel leases;

     o    maintain its insurance;

     o    pay its accounts payable when due;

     o    comply with all laws;

     o    retain the services of its officers, agents and employees; and

     o    maintain satisfactory existing business relationships.

     During the interim period between signing the merger agreement and the completion of the merger, CAI has agreed that it will not take certain actions without the consent of MCI WorldCom. More specifically, it has agreed not to:

     o amend its organizational documents or shareholder rights plan or merge with any person;

     o issue, sell, dispose of or encumber any shares of capital stock, options or warrants to acquire any shares of such capital stock;

     o    declare or pay dividends or recapitalize or redeem capital shares;

     o incur any indebtedness, except for debt set forth in certain approved budgets;

     o    assume or guarantee any obligations of another person;

     o make any capital expenditures or loans, advances or investments in another person, except as provided in the merger agreement;

     o acquire the stock or assets of, or merge or consolidate with, any other person or business;

     o    voluntarily incur any material liability or obligation;

     o    sell, lease or encumber property or assets;

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 26 OF 38 PAGES

     o increase any compensation or benefits payable, except for changes that are required under certain material contracts and increases in the ordinary course consistent with past practice of the lesser of 8% of the current compensation or $10,000 per annum, or increase in any manner the compensation of any director;

     o approve, enter into or otherwise increase, reprice or accelerate the payment or vesting of amounts, benefits or other rights payable or accrued under any employee benefit plan or terminate any employment, consulting or related arrangement;

     o    enter into any employment agreement;

     o    make certain elections with respect to taxes;

     o compromise, settle, forgive, cancel, grant any waiver or release relating to or otherwise adjust any debts, claims, rights or litigation owed to or involving CAI or its subsidiaries, other than in the ordinary course of business consistent with past practice, subject to certain limitations;

     o    enter into or amend any lease as to real property;

     o    enter into or amend certain agreements;

     o    terminate any channel lease;

     o enter into, amend, modify or waive any rights under any channel lease other than in the ordinary course of business and subject to certain limitations and requirements;

     o enter into, amend, modify, terminate or waive any rights under any material contract, other than channel leases and FCC licenses, any material agreement or material obligation that restricts in any material respect, its activities or the activities of its subsidiaries, or any agreement or obligation that restricts in any material respect any other person;

     o enter into any leasing or licensing arrangements, take-or-pay arrangements or other affiliations, arrangements or agreements with respect to any channel lease, subject to certain limitations;

     o    take any action with respect to indemnification of any person;

     o    change accounting practices or policies; and

     o take any action that would reasonably be expected to result in a breach of any of its covenants, representations or warranties or to have a material adverse effect.

     No Solicitation. CAI has agreed (1) to immediately terminate any discussions or negotiations with any parties with respect to a Takeover Proposal (as described below) and (2) that neither CAI nor any of its officers, directors, employees, subsidiaries or advisors will, directly or indirectly through another person:

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 27 OF 38 PAGES

     o solicit, initiate or encourage or take any other action designed to facilitate any Takeover Proposal; or

     o participate in any discussions or negotiations regarding any Takeover Proposal.

         A "Takeover Proposal" means any inquiry, proposal or offer relating to any direct or indirect acquisition or purchase of:

     o 15% or more of the assets of CAI or any of its subsidiaries or 5% or more of any class of equity securities of CAI or any of its subsidiaries;

     o any tender offer or exchange offer that could result in any person owning 15% or more of any class of equity securities of CAI or any of its subsidiaries; or

     o any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving CAI or any of its subsidiaries (other than the merger described in this proxy statement); or

     o any other transaction reasonably expected to impede, interfere with, prevent or materially delay the merger or which could reasonably be expected to dilute materially the benefits to MCI WorldCom of the transactions contemplated by the merger agreement.

     The merger agreement requires CAI to recommend to its shareholders that they approve the merger agreement and the transactions contemplated by the merger agreement. The CAI board and its committees are prohibited from:

     o withdrawing or modifying, or proposing publicly to withdraw or modify, the approval of the CAI board or its recommendation to its shareholders;

     o approving or recommending, or proposing publicly to approve or recommend, any Takeover Proposal; and

     o causing CAI to enter into any letter of intent, agreement in principal, acquisition agreement or other agreement related to any Takeover Proposal.

     In addition, CAI is required to immediately advise MCI WorldCom of any request for information or of any Takeover Proposal, the material terms and conditions of any such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal. CAI is required to keep MCI WorldCom fully informed of the status and details of any such request or Takeover Proposal.

     The merger agreement does not prohibit CAI from (1) taking and disclosing to its shareholders a position consistent with its obligations under the merger agreement with respect to a tender offer required by law or (2) making any disclosure consistent with its obligations under the merger agreement to its shareholders if, in the good faith judgment of the board of directors, after receipt of advice from outside counsel, failure to disclose would be inconsistent with applicable law. The board of directors, however, cannot withdraw or modify its position or recommendation of the merger contemplated by the merger agreement.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 28 OF 38 PAGES

ADDITIONAL AGREEMENTS

     Shareholders Meeting. CAI has agreed to hold a meeting of its shareholders to vote on the merger and to use its reasonable best efforts to obtain the shareholders' approval. The board of directors has unanimously recommended the merger and the merger agreement.

     Notification of Certain Matters. CAI is required to notify MCI WorldCom promptly if:

     o CAI receives any notice of, or other communication relating to, a default or an event which, with notice or lapse of time or both, would become a default under any material contract of CAI;

     o CAI receives any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the merger agreement;

     o CAI receives any material notice or other communication from any governmental authority in connection with the transactions contemplated by the merger agreement;

     o    an event occurs which would have a material adverse effect on CAI;

     o any litigation commences or is threatened involving or affecting CAI or any of its subsidiaries or affiliates, or any of their respective properties or assets, or, to its knowledge, any employee, agent, director or officer of CAI or any of its subsidiaries, in his or her capacity as such or as a fiduciary under a benefit plan of CAI, which, if pending on the date of the merger agreement, would have been required to have been disclosed or which relates to the consummation of the merger or any material development occurs in connection with any litigation previously disclosed by CAI; and

     o any event occurs that would cause a breach by CAI of any provision of the merger agreement or a related agreement, including any such breach that would occur if such event had taken place on or prior to the date of the merger agreement.

     Access to Information; Confidentiality. CAI has agreed to give MCI WorldCom and its officers, employees, accountants, counsel, financial advisors and other representatives, full access during normal business hours, upon reasonable notice, during the period prior to the effective time of the merger, to all of CAI's properties, books, contracts, commitments, personnel and records and all other information concerning its business, properties and personnel as MCI WorldCom reasonably requests.

     Efforts; Cooperation. Subject to the terms and conditions provided in the merger agreement, CAI has agreed to cooperate and use reasonable efforts to make, or cause to be made, all filings necessary or proper under applicable laws and regulations to consummate and make effective the transactions contemplated by the merger agreement, including cooperation in the preparation and filing of this proxy statement, any required filings under the Hart-Scott-Rodino Act or other filings and any amendments. CAI has also agreed that if, at any time after the effective time of the merger, any further action is necessary or desirable to carry out the purposes of the merger agreement, including the execution of additional instruments, CAI will take all such necessary action.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 29 OF 38 PAGES

     CAI has agreed to use reasonable efforts to obtain as promptly as practicable all required consents and approvals of any governmental entity or any other person required in connection with, the consummation of the transactions contemplated by the merger agreement. In addition, CAI has agreed to coordinate with MCI WorldCom in advance of sending any communications to or scheduling any meetings with any governmental entity relating to the merger agreement or the merger and agreed to promptly share all correspondences or other communications received from any governmental entity relating to the merger agreement or the merger.

     Year 2000 Plan. CAI is required to use all commercially reasonable efforts to ensure that its "Year 2000" plan is completed in a timely manner. CAI must:

     o allow MCI WorldCom to monitor CAI's Year 2000 compliance issues and its Year 2000 plan;

     o notify MCI WorldCom if CAI does not achieve, or if it reasonably expects that it will not achieve, milestones and objectives identified in its Year 2000 plan; and

     o cooperate in good faith with MCI WorldCom's efforts to cause CAI to be Year 2000 compliant.

     Purchase of CAI Common Shares. CAI may not prohibit MCI WorldCom or any of its affiliates or associates from purchasing CAI common shares or entering into option, lock-up, voting or proxy agreements or any other similar agreements with respect to CAI common shares at any time prior to the consummation of the merger.

     Conversion of Options. Subject to certain limitations and requirements, CAI must:

     o modify each outstanding option exercisable on or prior to the effective time of the merger, and cause each such option either to be exercised (if otherwise exercisable) prior to the effective time of the merger, or to be canceled as of the effective time of the merger, in exchange for the option consideration described in the proxy statement; and

     o modify each outstanding option not exercisable on or prior to the effective time of the merger to be converted, as of the effective time of the merger, to the right to receive solely the option consideration described in the proxy statement, with such option otherwise becoming exercisable following the effective time of the merger, in accordance with its terms.

     Indemnification and Insurance. The merger agreement provides that the certificate of incorporation and by-laws of the surviving corporation must contain similar provisions with respect to indemnification and exculpation from liability set forth in the Certificate of Incorporation and By-Laws of CAI. MCI WorldCom may not, and shall cause the surviving corporation not to, amend, repeal or otherwise modify these provisions for a period of six years from the effective time of the merger in any manner that would materially and adversely affect the rights of individuals who at the effective time of the merger were directors, officers, employees or agents of CAI, unless such modification is required by law.

     MCI WorldCom has agreed to indemnify and hold each director and officer of CAI (determined as of the effective time of the merger) harmless against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 30 OF 38 PAGES

claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger, whether asserted or claimed prior to, at or after such time, to the fullest extent that CAI would have been permitted under Connecticut law and CAI's certificate of incorporation or by-laws in effect on April 26, 1999 to indemnify such person.

     The merger agreement also provides that for six years after the effective time of the merger, and to the extent available, the surviving corporation or MCI WorldCom will maintain officers' and directors' liability insurance with respect to those persons who were covered by CAI's directors' and officers' liability insurance policy on terms and amounts no less favorable than those in effect on the date of the merger agreement. MCI WorldCom, however, is not required to expend in any one year an amount in excess of 175% of the annual premiums currently paid by CAI for the insurance.

     If MCI WorldCom, the surviving corporation or any of its successors or assigns (1) consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger, or (2) transfers all or substantially all of its properties and assets to any person, corporation or entity, then, and in each case, proper provisions will be made so that the successors and assigns of MCI WorldCom or the surviving corporation, as the case may be, assume the indemnification and insurance obligations set forth in the merger agreement.

     Fees and Expenses. Except as described below under "Termination, Fees, Amendment and Waiver," whether or not the merger is completed, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring these fees or expenses.

     Amendment. To the extent permitted by law, the merger agreement may be amended by the parties at any time before or after the approval of the merger agreement by the CAI shareholders. After approval, however, the parties may not make any amendment that by law requires further approval by the CAI shareholders.

     Extension; Waiver. At any time prior to the effective time of the merger, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement or (c) subject to the second sentence of the immediately preceding paragraph, waive compliance by the other party with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in writing signed on behalf of the party extending or waiving the condition or agreement. The failure of any party to the merger agreement to assert its rights under the merger agreement or otherwise will not constitute a waiver of these rights.

TERMINATION, FEES, AMENDMENT AND WAIVER

     The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after shareholder approval:

     o    by mutual written consent of MCI WorldCom and CAI;

     o    by either MCI WorldCom or CAI;:

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 31 OF 38 PAGES

          -- if the merger has not been completed by February 1, 2000; provided, however, that either party may extend such date to a date no later than May 1, 2000, if such party determines that additional time is necessary in connection with obtaining certain specified consents from governmental authorities; and provided, further, that the right to terminate the merger agreement will not be available to any party whose failure to perform any of its obligations under the merger agreement results in the failure of the merger to be completed by such time;

          -- if the special meeting has concluded and the approval of the shareholders of CAI has not been obtained; or

          -- if any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the merger and such order, decree or ruling or other action shall have become final and nonappealable;

     o    by MCI WorldCom, if CAI:

          -- breaches any of its representations modified by materiality or material adverse effect,

          -- materially breaches any of its representations not modified by materiality or material adverse effect, or

          -- breaches or fails to perform any material covenant or agreement contained in the merger agreement about which MCI WorldCom notifies CAI, if CAI fails to cure or otherwise resolve such breach or failure to perform to the reasonable satisfaction of MCI WorldCom within 20 days after CAI receives MCI WorldCom's notice;

     o    by CAI, if MCI WorldCom:

          -- breaches any of its representations modified by materiality or material adverse effect,

          -- materially breaches any of its representations not modified by materiality or material adverse effect, or

          -- breaches or fails to perform any material covenant or agreement contained in the merger agreement about which CAI notifies MCI WorldCom, if MCI WorldCom fails to cure or otherwise resolve such breach or failure to perform to the reasonable satisfaction of CAI within 20 days after MCI WorldCom receives CAI's notice; or

     o by MCI WorldCom, if CAI breaches the no solicitation and shareholder recommendation provisions of the merger agreement.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 32 OF 38 PAGES

     If either CAI or MCI WorldCom terminates the merger agreement, the merger agreement will become void and have no effect, without any liability or obligation on the part of CAI, MCI WorldCom or Cardinal Acquisition Subsidiary, other than the following provisions, which survive termination:

     o the obligation of CAI and MCI WorldCom to keep all non-public information connected with the merger confidential;

     o the agreement between CAI and MCI WorldCom to each pay their own fees and expenses, and CAI's obligation to pay MCI WorldCom a termination fee in certain circumstances;

     o the agreement among CAI, MCI WorldCom and Cardinal Acquisition Subsidiary to consult with each other before issuing press releases or other public statements and to only issue press releases or other public statements if required by law or a national securities exchange; and

     o the effects of termination as described under this ?Termination, Fees, Amendment and Waiver? section.

CAI is obligated to pay to MCI WorldCom a termination fee of $18,000,000 if the merger agreement:

     o is terminated after a Takeover Proposal (or an announced intention to make a Takeover Proposal) has been made known to CAI, its shareholders or announced publicly; or

     o is terminated by MCI WorldCom as a result of a breach by CAI of the prohibitions against soliciting a Takeover Proposal.

DISSENTERS' RIGHTS

     If the CAI merger is consummated, holders of CAI common shares will be entitled to relief as dissenting shareholders under Sections 33-855 through 33-868 of the Connecticut Business Corporation Act (the "CBCA"). Such holders will be entitled to such relief, however, only if they comply strictly with all of the procedural and other requirements of Sections 33-855 through 33-868. The following summary is qualified in its entirety by reference to Sections 33-855 through 33-868.

     In accordance with the provisions of Sections 33-855 to 33-872 of the CBCA, if the CAI merger is consummated, holders are entitled to dissent from, and shall have the right to be paid the fair value of all shares of CAI Common Stock they own in the event of consummation of the merger. As provided in CBCA Section 33-861(a), any CAI shareholder who wishes to assert dissenters' rights:

     o must deliver to CAI before the vote is taken on the merger written notice of such shareholder's intent to demand payment for such shareholder's shares if the merger is consummated; and

     o    must not vote such shares in favor of the merger.

That notice may be addressed to CAI's registered agent at its registered office or to CAI or its secretary at the following address: 18 Corporate Woods Boulevard, Third Floor, Albany, New York 12211. The rights of holders to be paid the value of their shares pursuant to Sections 33-855 to 33-872 of the CBCA

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 33 OF 38 PAGES

are their exclusive remedy as a holder of such shares with respect to the merger, whether or not they proceed as provided in the statute.

     As provided in CBCA Section 33-862, if the merger is approved and the merger is consummated, CAI must deliver a written dissenters' notice to all shareholders who have satisfied the above described requirements of CBCA Section 33-861(a) no later than ten days after such consummation. That dissenters' notice would be required to:

     o state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

     o inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     o supply a form for demanding payment that both includes the date of the first announcement to news media or to shareholders of the terms of the merger agreement and requires that each shareholder asserting dissenters' rights certify whether or not such shareholder acquired beneficial ownership of the shares before that date;

     o set a date by which CAI must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date CAI delivers the written dissenters' notice; and

     o    be accompanied by a copy of CBCA Sections 33-855 to 33-872.

     As provided in CBCA Section 33-863(a), a shareholder receiving a dissenters' notice would be required to:

     o    demand payment;

     o certify whether such shareholder acquired beneficial ownership of his or her shares before the date of the first announcement to news media or to shareholders of the terms of the merger agreement as set forth in the dissenters' notice; and

     o deposit the certificate or certificates representing such shareholder's shares in accordance with the terms of the dissenters' notice. A shareholder who does not demand payment or deposit his or her share certificates, each by the date set forth in the dissenters' notice, will not be entitled to payment for his or her shares under CBCA Sections 33-855 to 33-872.

     Except as provided below, upon receipt of a payment demand, CAI would be required to pay each shareholder who makes a proper demand for payment pursuant to CBCA Section 33-863(a) the amount CAI estimates to be the fair value of such shareholder's shares, plus accrued interest, as provided in CBCA Section 33-865(a). That payment would be required to be accompanied by:

     o CAI's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year and a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 34 OF 38 PAGES

     o    a statement of CAI's estimate of the fair value of the shares;

     o    an explanation of how the interest was calculated;

     o    a statement of the shareholder's right to demand payment under CBCA
          Section 33-868; and

     o    a copy of CBCA Sections 33-855 to 33-872.

     Pursuant to CBCA Section 33-868, a dissenting shareholder would be permitted to notify CAI in writing of such shareholder's own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, less any payment CAI makes under CBCA Section 33-865, if:

     o such shareholder believes that the amount paid under CBCA Section 33-865 is less than the fair value of such shareholder's shares or that the interest due is incorrectly calculated;

     o CAI fails to make payment under CBCA Section 33-865 within 60 days after the date set for such shareholder's demand payment; or

     o CAI fails to close the merger and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     A dissenting shareholder will waive his or her right to demand payment under CBCA Section 33-868 if such shareholder does not notify CAI of his or her demand in writing within 30 days after CAI makes payment for such shareholder's shares.

     Pursuant to CBCA Section 33-871(a) and (b), if a dissenting shareholder's demand for payment under CBCA Section 33-868 remains unsettled, CAI must commence a proceeding within 60 days after receipt of such shareholder's demand for payment and petition the superior court for the judicial district where CAI's registered office in the State of Connecticut is located to determine the fair value of such shareholder's shares and accrued interest. If CAI fails to timely commence such proceeding, CAI must pay each dissenting shareholder whose demand remains unsettled the amount demanded. All dissenting shareholders making such demand for payment as described above, whose demands remain unsettled, shall be made parties to the proceeding, and all parties must be served with a copy of the petition. Dissenting shareholders not resident in Connecticut may be served by registered or certified mail or by publication as provided by law. The jurisdiction of the court is plenary and exclusive. The court may, but need not, appoint one or more appraisers to receive evidence and recommend a decision on the question of fair value. If appointed, the appraiser will have the powers described in the order appointing them, or in any amendment to it. The dissenting shareholders will be entitled to the same discovery rights as parties in other civil proceedings. Each CAI shareholder made a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of such shareholder's shares, plus interest, exceeds the amount paid by CAI.

     The costs and expenses, including the reasonable compensation and expenses of court-appointed appraisers, of any such proceeding will be determined by the court and will be assessed against CAI, except that the court may assess costs against all or some dissenting shareholders, in amounts the court finds equitable, to the extent the court finds that they acted arbitrarily, vexatiously or not in good faith in

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 35 OF 38 PAGES

demanding payment under CBCA Section 33-868. The court may also assess the fees and expenses of counsel and experts employed by any party, in amounts the court finds equitable:

     o against CAI in favor of any or all dissenting shareholders if the court finds that CAI failed to substantially comply with the requirements of CBCA Sections 33-860 to 33-868, inclusive, or

     o against either CAI or a dissenting shareholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to rights provided by CBCA Sections 33-855 to 33-872, inclusive.

     If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that such fees should not be assessed against CAI, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenting shareholders who were benefitted.

     The foregoing is only a summary of the dissenters' rights of holders of CAI common shares, in the event the CAI merger is consummated. Any CAI shareholder who intends to exercise dissenters' rights should carefully review the text of the applicable provisions of the CBCA. The failure of a holder of CAI common shares to follow precisely the procedures summarized above and set forth in the CBCA may result in loss of dissenters' rights.

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 36 OF 38 PAGES

                                   APPENDIX C

                        SUMMARY OF STOCK OPTION AGREEMENT

     On April 26, 1999, CAI entered into a stock option agreement granting to MCI WorldCom an option to acquire up to 6,090,481 CAI common shares, at a price of $28.00 per share. The number of CAI common shares subject to the option represents all of the authorized but unissued CAI common shares available to CAI to be issued and is subject to adjustment in particular instances. The remaining terms of the stock option agreement are summarized below.

     MCI WorldCom may exercise its option only upon the occurrence of any of the following "purchase events":

     o if CAI recommends to its shareholders, or it or any person other than MCI WorldCom or its affiliates publicly proposes or publicly announces a Takeover Proposal (as defined above) that is not withdrawn at the time of the option exercise;

     o if any person other than MCI WorldCom or its affiliates acquires beneficial ownership of 15% or more of the voting securities of CAI; or

     o if the CAI board withdraws or modifies in any adverse manner its recommendation with respect to the merger agreement and the merger.

     The option terminates:

     o    if the merger is consummated, upon the completion of the merger;

     o if the merger agreement is terminated for any reason and a purchase event (described above) has occurred prior to such termination, 18 months after the occurrence of such purchase event;

     o    if the merger agreement is terminated:

          --   by mutual consent of the parties,

          -- because the merger has not occurred within the time frame contemplated by the merger agreement,

          -- as a result of a final, non-appealable order, decree or ruling enjoining or otherwise prohibiting the consummation of the merger,

          -- as a result of breach by MCI WorldCom of any of its representations modified by materiality or material adverse effect,

          -- as a result of material breach by MCI WorldCom of any of its representations not modified by materiality or material adverse effect, or

          -- as a result of breach or failure to perform by MCI WorldCom of any material covenant or agreement contained in the merger agreement about which CAI

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 37 OF 38 PAGES

          notifies MCI WorldCom, if MCI WorldCom fails to cure or otherwise resolve such breach or failure to perform to the reasonable satisfaction of CAI within 20 days after MCI WorldCom receives CAI's notice;

     o if the merger agreement is terminated for any reason other than those specified in the immediately preceding bullet point, 18 months after such termination; and

     o    30 months from the date of the stock option agreement.

     CAI is required to notify MCI WorldCom if:

     o CAI recommends to Shareholders, or CAI or any person (other than MCI WorldCom or any affiliate or associate of MCI WorldCom) publicly proposes or publicly announces, a bona fide Takeover Proposal that is not withdrawn at the time of the exercise of the option;

     o any person (other than MCI WorldCom or any affiliate or associate of MCI WorldCom) acquires beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934) of or has the right to acquire beneficial ownership of, or any "group" (as such term is defined in Section 13(d)(3) of the Securities Exchange Act), other than a group of which MCI WorldCom or any affiliate or associate of MCI WorldCom is a member, is formed which beneficially owns, or has the right to acquire beneficial ownership of, 15% or more of the voting power of CAI; or

     o the CAI board withdraws or modifies in a manner adverse to MCI WorldCom its recommendation with respect to the merger agreement and the merger.

     MCI WorldCom's right to exercise the option will not be affected if CAI fails to notify MCI WorldCom of any such event.

     MCI WorldCom will send CAI notice if it wishes to exercise the option. If prior notification to or approval of any governmental authority is required in connection with MCI WorldCom's purchase of its common shares, CAI must cooperate in the filing of the required notice or application for approval and the obtaining of such approval. MCI WorldCom's purchase of its common shares will close immediately after such regulatory approvals (and any mandatory waiting periods).

     MCI WorldCom granted CAI, or a nominee of CAI, a power of attorney to vote, at any meeting of its shareholders called to consider the merger agreement, any option shares acquired by it on or prior to the record date. The power of attorney and proxy granted by MCI WorldCom lasts from the date of the stock option agreement to the earlier to occur of the termination of the merger agreement or the effective time of the merger and includes the right to sign its name (as shareholder) to any consent, certificate or other document relating to CAI that the law of the State of Connecticut may permit or require:

     o    in favor of the merger agreement and the merger; and

     o against any proposal for any recapitalization, merger (other than the merger described in this proxy statement), sale of assets or other business combination between CAI and any person or entity (other than MCI WorldCom or Cardinal Acquisition Subsidiary or other permitted assignee thereof under the merger agreement) or any other action or agreement

CUSIP NO. 12476P 20 3                 SCHEDULE 13D           PAGE 38 OF 38 PAGES

          that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of MCI WorldCom under the merger agreement or which could result in any of the conditions to the merger agreement not being fulfilled.

     The stock option agreement contains representations and warranties of CAI, including:

     o    corporate authority;

     o    beneficial ownership;

     o capitalization and shares reserved for issuance upon exercise of the option; and

     o absence of any breach of organizational documents or material agreements as a result of the contemplated transactions.

     The stock option agreement also contains representations and warranties of MCI WorldCom, including corporate authority and investment representations.

     The stock option agreement also contains standard demand and piggyback registration rights relating to the CAI common stock underlying the option represented by the stock option agreement, as well as certain other customary terms.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
------                             -----------
 *(a)     Purchase and Sale Agreement, dated March 23, 1999, between the
          Purchaser and the First Agreement Parties.

 *(b)     Purchase and Sale Agreement, dated March 23, 1999, between the
          Purchaser and the Second Agreement Parties.

  (c) Agreement and Plan of Merger dated as of April 26, 1999, by and among Purchaser, CAI and Acquisition.

  (d)     Stock Option Agreement dated as of April 26, 1999, by and among
          Purchaser, CAI and Acquisition.

  (e)     364-day Revolving Credit and Term Loan Agreement, dated as of August
          6, 1998, among the Purchaser (borrower), NationsBank, N.A. (Arranging
          Agent and Administrative Agent), NationsBanc Montgomery Securities LLC
          (Lead Arranger), Bank of America NT & SA, Barclays Bank PLC, The Chase
          Manhattan Bank, Citibank, N.A., Morgan Guaranty Trust Company of New
          York, and Royal Bank of Canada (Co-Syndication Agents) and the lenders named therein dated August 6, 1998 (incorporated herein by reference to Exhibit 10.3 to the Purchaser's Current Report on Form 8-K dated
          August 6, 1998 (filed August 7, 1998) (File No. 0-11258)).


* CERTAIN TERMS OF THESE AGREEMENTS HAVE BEEN OMITTED PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.